Exhibit 99.1

Norbord Statement of Policy and Procedure
Department:	Human Resources	Policy#
Section:	Board of Directors	Date Issued:	05/15/2015
		Date Revised:	11/04/2020
Subject:	CODE OF BUSINESS CONDUCT	Country:	Can/US/EU
Issue to:	All Directors, Officers, Employees and third parties in their dealings on behalf of Norbord	Legislated:	Yes

SUMMARY OF THE CODE OF BUSINESS CONDUCT (the “Code”)

When acting on behalf of the Company, you are expected to:

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Compliance with the Law and Human Rights • Comply with all laws, rules and regulations applicable to the Company’s businesses. • Comply with all competition and antitrust laws and refrain from all unfair behavior towards competitors. • Strive to support and respect internationally proclaimed human rights.	3

Personal Integrity • Protect the Company’s assets and use them properly and with care for the benefit of the Company, and not for personal use. • Deal fairly with the Company’s stakeholders and others. • Be committed to honesty and integrity in all dealings with customers.	4

Respectful, Equitable and Diverse Workplace • Comply with the policies of the Company to provide an environment that is free of discrimination, harassment and violence. • Report workplace discrimination, harassment and violence. • Ensure strong and enduring relationships with local communities based on recognition, trust, mutual respect and shared values.	5

Environmental Responsibility and Health and Safety • Comply with the policies of the Company to conduct all activities in an environmentally responsible manner and provide employees with a safe workplace. • Ensure the health and safety of all employees.	6

Conflicts of Interests • Obtain permission before joining the board of directors of another organization. • Avoid all situations in which your personal interests conflict or might conflict with the interests of the Company.	6

Disclosure of Company Information • Help ensure that the Company provides accurate and fair public disclosure. • Ensure that the books and records of the Company are complete, accurate and detailed, and report any accounting, auditing or disclosure concerns.	7

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Confidentiality of Information • Not use for your own financial gain, or disclose for the use of others, information obtained as a result of your role in the Company that has not been disclosed to the public. • Not buy or sell shares in the Company if you have knowledge of undisclosed material information. • Follow the blackout periods if you are an insider or deemed insider. • Refer all inquiries from the media, analysts, and investment community to an Authorized Spokesperson.	8

Communications and Media • Use the Company’s various forms of communication properly and appropriately. • Be cautious in your use of social media.	9

Anti-Bribery and Corruption

•   Not give or receive bribes, including “facilitation payments”.

•   Exercise enhanced scrutiny and sensitivity in all interactions with public officials.

•   Not permit any joint venture partners, agents, contractors or suppliers to pay a bribe on the Company’s behalf.

•   Only give or receive gifts and entertainment that are proportionate and reasonable for the circumstances.

•   Not offer contributions to political parties or candidates without prior approval from the CFO.

•   Not engage in any lobbying activities on behalf of the Company without specific authorization.

•   Not solicit or offer donations to suppliers, vendors or public officials in a manner which communicates that compliance is a prerequisite for future business.

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Compliance with Code • Report any violation of this Code. • Understand that you will be disciplined for any Code violations. • Sign an acknowledgement to confirm your agreement to comply with the Code.	12

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EXPLANATION OF CODE

PURPOSE AND SCOPE

The Code of Business Conduct (hereinafter the “Code”) sets out the expectations for our Directors, officers, employees and third parties in their dealings on behalf of Norbord (hereinafter “Norbord” or the “Company”). The Code does not cover every issue that may arise but sets out basic principles to guide us in carrying out our business activities with integrity.

All Directors, officers and employees must read and understand the expectations set out in this Code, including supporting policies and procedures that relate to our business. The Code is aligned with goals for sustainable development and is based on the following international principles: UN Declaration of Human Rights, the UN Global Compact, the ILO Principles of Rights at Work and the OECD Guidelines for Multinational Enterprises.

Each year, all Directors, officers and employees are required to acknowledge that they have read this Code, that they understand their obligations under the Code, and that they agree to comply, and have complied, with it.

Any violation of the Code is a serious matter and any individual who violates the Code may face disciplinary action up to and including termination of office or employment without notice. Any questions regarding the Code and its application or interpretation should be directed to our General Counsel, as appropriate.

APPLICATION

1.	COMPLIANCE WITH THE LAW

Many of the Company’s activities are subject to complex and changing laws, rules and regulations. Ignorance of the law is not, in general, a defense to an action for contravention of a law. We expect everyone to make every reasonable effort to become familiar with laws, rules and regulations affecting their activities and to exert due diligence in complying with them. Our objective is to restrict willful or negligent violations of these laws, rules and regulations.

For example, there are laws for the protection of the environment. The Company’s policy is to meet or exceed all applicable governmental requirements regarding the environment. Employees whose activities may affect the environment must be aware of the applicable governmental requirements and report any violations thereof to their superiors, or to a senior officer of the Company.

The Company will make information concerning applicable laws available to its employees. If you have any doubts as to the applicability of any law, you should refer the matter to your supervisor or proceed as set out under the “Reports and Complaints” section of this Code.

Competition and Antitrust

The Company supports a competitive marketplace, respecting and adhering to fair competition and trade practice laws. All Directors, officers, employees and third parties in their dealings on behalf of Norbord must comply with competition and antitrust laws and refrain from all unfair behaviour towards competitors. Anti-competitive behaviours may include: exchanging competitively sensitive information with competitors, imposing restrictions on customers or suppliers; and entering into agreements, including informal understandings, with competitors for price fixing, bid rigging, market allocation and agreements to restrict supply. Similarly, no Directors, officers, employees or third parties may make any agreement or enter into any arrangement contrary to antitrust or competition laws. The Company’s Antitrust Policy sets

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out its beliefs and practices to ensure compliance with those laws and is available on the Company’s website at www.norbord.com.

Employment Practices and Human Rights

The Company is committed to employment practices that comply with applicable laws and regulations. All employees must comply with applicable laws and regulations and strive to support and respect internationally proclaimed human rights under the Universal Declaration of Human Rights and the International Labour Organization (ILO) conventions.

2.	PERSONAL INTEGRITY

Protecting the Company’s Assets

Company assets are to be used only for the purpose of fulfilling your employee responsibilities, not for personal use. All employees of Norbord have a responsibility to protect and safeguard the Company’s assets from loss, theft, misuse and waste.

The Company’s assets should never be used for personal gain, and you should not allow the Company’s assets to be used for illegal activities. If you become aware of theft, misuse or waste of our assets or have any questions about your proper use of them, you should speak with your supervisor. However, if you feel uncomfortable approaching your supervisor with your concern, you may proceed as set out under the “Reports and Complaints” section of this Code.

Misappropriation of the Company’s assets is a breach of your duty to the Company and may be an act of fraud against the Company. Taking the Company’s property from our facilities without permission is regarded as theft and could result in dismissal. In addition, carelessness or waste of the Company’s assets may also be a breach of your duty to the Company and could result in dismissal.

The Company’s assets include benefit plans (for example, health benefits) offered to employees. All employees have a duty to ensure Company benefit plans are protected and safeguarded against misuse as well as fraudulent and illegal claims and other activities.

The Company’s assets also include all memos, notes, lists, records and other documents (and copies of each of these) that you make or compile relating to the Company’s businesses. All of these are to be delivered to the Company promptly after your employment ceases, or at any time that the Company requests.

The Company’s assets also include electronic data, computer equipment, computer software, company information systems, access to e-mail, the Internet, telephones and other communications equipment. These assets must be safeguarded at all times and should not be used to conduct personal business. Internet use must be conducted in a professional manner, e.g., accessing internet sites containing obscene or offensive material, or sending e-mails that are derogatory or harassing to another person or group of people or chain e-mails, is prohibited. In addition, all Directors, officers, employees and third parties must be vigilant to ensure that electronic information is protected, and that network security is maintained.

The Company reserves the right to retrieve and review any business systems information and data stored including any electronic messages composed, sent or received. All information and messaging data may be reviewed at any time.

Opportunities discovered through the use of Company assets or confidential information also belong to the Company.

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Employees owe a duty to the Company to advance its legitimate interests whenever possible.

Intellectual Property

During the course of employment, employees may be involved in the creation, development or invention of intellectual property such as concepts, methods, processes, inventions, confidential information and trade secrets, works of authorship, trademarks, service marks and designs. All such intellectual property and the rights therein, such as copyrights and patents, will be owned by the Company. Employees are responsible for cooperating with the Company and providing all necessary assistance to ensure that all intellectual property and related rights become the exclusive property of the Company.

All employees who have access to the Company’s intellectual property must sign a non-disclosure form.

Fair Dealing

Directors, officers, employees and third parties acting on behalf of the Company must behave ethically at all times and with all people. Everyone must deal fairly with the Company’s security holders, customers, suppliers, competitors and other employees as well as governments and the general public and should not take advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair-dealing practice.

Customer Information

The Company is committed to honesty and integrity in all dealings with our customers, which we believe is a prerequisite for building long-term business relationships. We will provide our customers with accurate product information and will only make commitments about our products or our Company that we can live up to.

Community Relations

The Company strives for strong and enduring relationships with local communities, including Indigenous People, based on recognition, trust, mutual respect and shared values through proactive engagement and responsible and transparent management of social impacts and opportunities. Everyone is responsible for engaging with communities in a timely, honest and culturally appropriate manner, and conducting business activities in a manner that promotes and respects human rights.

3.	RESPECTFUL, EQUITABLE AND DIVERSE WORKPLACE

Directors, officers, employees and third parties in their dealings on behalf of Norbord must comply with the Company’s policy of providing an environment free of discrimination and harassment based on race, sex, sexual orientation, colour, national or ethnic origin, religion, marital status, family status, age or disability. Norbord prohibits behaviour that is disrespectful of coworkers, such as harassment, discrimination and other unacceptable but initially nonviolent behaviour that may escalate into violence if not corrected.

Everyone has a responsibility to report workplace discrimination, harassment and violence.

Norbord has zero tolerance toward workplace violence. You must think of safety first by taking appropriate action by remaining calm, disengaging from the situation or removing yourself from the area, immediately reporting the information to Security, and then your manager and Human Resources or if in a crisis situation, call 911 or local emergency services.

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In addition to this Code, there may be other local policies that you need to comply with. Please see the additional policies referenced below and consult your local HR Manager for further information.

4.	ENVIRONMENTAL RESPONSIBILITY AND HEALTH AND SAFETY

The Company is committed to conducting its activities in an environmentally responsible manner and providing employees with a safe workplace in compliance with applicable regulations. All Directors, officers, employees and third parties in their dealings on behalf of Norbord must comply with applicable occupational health and safety laws and not engage in illegal or dangerous behaviour.

We are committed to preventing or otherwise minimizing and mitigating any harmful effects of our operations or products on the environment, and aim to reduce the environmental impact of products throughout their life cycle. The Company’s policy is to meet or exceed all applicable governmental requirements regarding the environment. Employees whose activities may affect the environment must be aware of the applicable governmental requirements and report any violations thereof to their superiors, or to a senior officer of the Company.

5.	CONFLICTS OF INTEREST

Board Members for Other Organizations

An employee of the Company must obtain permission before joining the board of another organization whose interests may conflict with the Company’s interests.

Serving as a director of another organization, even one in which the Company has an interest, may create a conflict of interest. Being a director or serving on a standing committee of some organizations, including government agencies, may also create a conflict.

Before accepting an appointment to the board or a committee of any organization whose interests may conflict with the Company’s interests, employees must receive written approval from the Chair of the Board of the Company.

Employees are permitted, however, to serve on boards of charities or non-profit organizations or in private family businesses that have no relation to the Company and its businesses. Prior approval is not required for these types of situations, however, employees should be mindful that their participation must not prevent them from adequately discharging their duties to the Company. Employees should obtain permission from an Authorized Spokesperson (see below) before speaking publicly for a charitable entity on behalf of the Company.

Conflicts Of Interest

A conflict of interest arises where an employee or third party’s judgment in acting on behalf of the Company is or may be influenced by an actual or potential personal benefit to the employee, third party or a relative or friend. These benefits may be financial or non-financial, direct or indirect, through family connections or personal associations, or otherwise. Employees have a conflict of interest if they are involved in any activity that prevents them from performing their Company duties properly, or that may create a situation that could affect their judgment or ability to act in the best interests of the Company. For example, no employee should have a significant interest in a business that supplies goods to, or buys goods from, the Company. Employees should also obtain permission from their supervisor before engaging in business activities not related to the Company and make full disclosure of these activities, if any, each year.

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6.	DISCLOSURE OF COMPANY INFORMATION

Providing Accurate and Fair Public Disclosure

The Company is required to provide full, fair, accurate, timely and understandable disclosure in reports and documents that we file with, or submit to the Ontario Securities Commission, the U.S. Securities and Exchange Commission and other securities regulators, the Toronto Stock Exchange, the New York Stock Exchange, as well as in other public communications made by the Company. All employees who are responsible for the preparation of the Company public disclosures, or who provide information as part of the process, have a responsibility to ensure that disclosures and information made by the Company are made honestly, accurately and in compliance with the Company’s disclosure controls and procedures. The Company’s Disclosure Policy provides guidelines for the disclosure of information and is available on the Company’s website at www.norbord.com.

Accuracy of Books and Records

The books and records of the Company must reflect all its transactions in a timely and accurate manner, and with sufficient detail so that the purpose and amount of any such transaction is clear. All assets and liabilities of the Company must be recorded. False, misleading, or artificial entries should never be made in the books and records of the Company for any reason. The books and records of the Company must be preserved in accordance with the Company’s Record Management Policy.

This permits, among other things, the preparation of accurate financial statements. In addition, some anti-bribery legislation, such as the Foreign Corrupt Practices Act, requires proper record-keeping and the establishment and maintenance of internal controls. The purpose of these provisions is to prevent companies from concealing bribes and to discourage fraudulent accounting practices.

All employees of Norbord have a responsibility to submit good faith questions and disclosure concerns regarding accounting, auditing or disclosure matters. Complaints and concerns related to such matters include, among others, actions involving:

(a)	fraud or deliberate errors in the preparation, maintenance, evaluation, review or audit of any financial statement or financial record;

(b)	deficiencies in, or non-compliance with, internal accounting controls;

(c)	misrepresentations or false statements to or by a senior officer or accountant regarding a matter contained in the financial records, financial reports or audit reports; or

(d)	deviations from full and fair reporting of the Company’s financial condition.

See “Reports and Complaints” for information on communicating complaints and concerns.

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7.	CONFIDENTIALITY OF INFORMATION

Confidential Information and Privacy

All directors, officers, employees and third parties must keep confidential, and not use for themselves or others, all information concerning the Company or its businesses that has not been disclosed by the Company to the public, unless such disclosure is authorized by a senior officer of the Company. Information is considered to be disclosed to the public if it is in Norbord’s annual report, annual information form, management proxy circular, press releases or other communications made by management to the public.

The obligation not to disclose confidential information also applies to confidential information of employees, customers, suppliers and others. The Norbord Privacy Policy describes the principles the Company follows to ensure protection of personal information and the Norbord Data Protection Policy describes how personal data must be collected, handled and otherwise processed to meet Norbord’s data protection standards and applicable law. All employees must adhere to this Policy.

This non-disclosure obligation applies both during employment with the Company, and after termination of employment or retirement.

Insider Trading

No employee or third party who has material confidential information concerning the Company may buy or sell securities of the Company until such information has been disclosed to the public. Doing so would be considered insider trading and you would be subject to the sanctions imposed by Canadian Securities legislation, the penalties for which could include fines and/or imprisonment. You should refer to the Company’s Disclosure Policy for additional rules on the disclosure of confidential information.

Blackout Periods

Regular quarterly trading blackout periods apply to those employees and insiders with access to undisclosed material information from 10 calendar days prior to quarter-end to two trading days following the news release of the Company’s financial results for that quarter. Additional blackout periods may be imposed from time to time.

Authorized Spokespersons

Only the CEO, CFO, Vice President, Investor Relations and Corporate Development and Director, Corporate Affairs are authorized to speak with the media, analysts, investors, brokers and other members of the investment community. Unless designated by one of these spokespersons, no other person is permitted to respond to inquiries from the investment community, the media or others. All such inquiries should be forwarded to an Authorized Spokesperson.

The Company’s Disclosure Policy is available on the Company’s website at www.norbord.com. Should you have any questions or concerns regarding the applicability of the Disclosure Policy, contact the General Counsel and Corporate Secretary or the Assistant Corporate Secretary.

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8.	COMMUNICATIONS AND MEDIA

All business matters that involve electronic, written communication must be conducted by employees on the Company’s e-mail system or through other systems provided by the Company. You must at all times use our e-mail, Internet, telephones and other forms of communication appropriately and professionally. While we appreciate the need for limited use of these tools for personal purposes, your use should not be excessive or detract from your work. Employees should not email business information to their personal email accounts or maintain a copy of business information on their personal computers or other non-work electronic devices. When using company-provided technologies such as computers, cell phones and voicemail, you should not expect that the information you send or receive is private. Your activity may be monitored to ensure these resources are used appropriately.

The Company’s social media policy is that, unless you are expressly authorized, you are strictly prohibited from commenting, posting or discussing the Company, its customers and clients, and its securities, investments and other business matters on social networks, chat rooms, wikis, virtual worlds and blogs (collectively, “social media”).

Norbord’s Acceptable Use of IT Resources Policy and Global Mobile Device Policy outline specific practices and behaviours that must be followed by users to reduce information system and security risk to the Company and establishes user responsibilities for using mobile devices securely. Both policies are available on the Company’s intranet.

9.	ANTI-BRIBERY AND CORRUPTION

Zero Tolerance Approach to Bribery

We value our reputation for conducting business with honesty and integrity. It is vital for us to maintain this reputation as it generates confidence in our business by our customers, clients, investees and other persons – which ultimately means it is good for business.

We do not pay bribes in furtherance of our business and do not expect you to do so on our behalf. We have a zero tolerance approach towards bribery. This commitment comes from the highest levels of management and you must meet this standard.

A bribe is anything of value that is offered, promised, given or received to improperly influence a decision or to gain an improper or unfair advantage in promoting, enhancing, obtaining or retaining business. Bribery may not always be in the form of cash payments and may take many other forms, including:

•	Non-arm’s length loans, forgiveness of debt or other transactions;

•	Phony jobs or “consulting” relationships;

•	Political contributions;

•	Charitable contributions; or

•	Gifts, travel, and hospitality.

Facilitation payments are also a form of bribe and are, therefore, not permitted. Facilitation payments are small payments made to secure or speed up routine actions or otherwise induce public officials or other third parties to perform routine functions they are otherwise obligated to perform, such as issuing permits, approving immigration documents or releasing goods held in customs. This does not include legally required administrative fees or fees to fast-track services.

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Dealing with Public Officials

A “public official” is any person who is employed by or is acting in an official capacity for a government, a department, agency or instrumentality of a government, or a public international organization. This includes elected or appointed persons who hold legislative, administrative or judicial positions such as politicians, bureaucrats and judges. It also includes persons who perform public functions such as professionals working for public health agencies, water authorities, planning officials and agents of public international organizations such as the UN or World Bank. A “public official” may also include employees of government-owned or controlled businesses, including sovereign wealth funds and state owned utility companies. For example, if a government has an interest in a bank and exercises control over the activities of that bank, then the banking officials are likely to be considered “public officials”. Third parties acting at the direction of the entities should also be considered public officials.

There is increased sensitivity and scrutiny of dealings with public officials because this has traditionally been an area where bribery activity is more likely to occur. Be cognizant of these risks in your dealings and interactions with public officials and consider how your actions may be viewed. For example, payments to close relatives of public officials may be treated by enforcement authorities as direct payments to the public officials and, therefore, may constitute violations of the Corruption of Foreign Public Officials Act (Canada), the Foreign Corrupt Practices Act (United States), the Bribery Act 2010 (United Kingdom) and any other anti-corruption and anti-bribery laws and regulations applicable to the Company’s business anywhere in the world.

Third-Parties

The Company may be prosecuted for failing to prevent bribery by a person associated with it. This includes any person or entity that performs services for or on behalf of the Company. Employees should avoid doing business with partners, agents and contractors who do not have a zero tolerance approach to bribery.

This means due diligence should be undertaken on contractors, partners and agents to establish their anti-bribery credentials, where warranted by the assessed level of risk. This could include informing these persons (and associated companies) of the Company’s anti-bribery policy, meeting with them to better assess their business practices and anti-bribery and corruption policies / controls and making commercially reasonable inquiries into their reputation and past conduct. In consultation with external legal counsel, include anti-bribery language in contractor, partner or agency agreements, where appropriate.

Gifts and Entertainment

Gifts (e.g., merchandise, event tickets) given to or received from persons who have a business relationship with the Company are generally acceptable, if the gift is modest in value, infrequent, appropriate to the business relationship, and does not create an appearance of impropriety. No cash payments (or equivalent e.g., prepaid credit/gift/merchant cards) should be given or received. In addition, gifts should not be given to or received from public officials.

Entertainment (e.g., meals, sporting events or the theatre, concerts, rounds of golf) given to or received from persons who have a business relationship with the Company are generally acceptable under the following circumstances: if the entertainment is reasonable in value, appropriate to the business relationship, infrequent, does not create an appearance of impropriety, if a representative from the sponsoring organization (the party paying for the entertainment) is present at the event and if the approval of your location’s senior management is received prior to attending to the entertainment event. Also, be aware that many jurisdictions have laws restricting entertainment given to public officials or their close relatives that should be followed.

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Gifts and entertainment (including meals) that are repetitive, no matter how small, may be perceived to be an attempt to create an obligation to the giver and should be avoided. Employees should not pay for gifts and entertainment (including meals) personally to avoid having to report or seek approval for it.

Employees should not give or receive “big-ticket” items, such as travel, conference fees, costs for road shows, or event sponsorships, without prior written authorization from the CFO.

Anti-Money Laundering

The Company is committed to complying with legislation to deter and detect money laundering, which is the process by which criminals attempt to conceal the proceeds of a criminal activity. Such activities can include financing terrorist activities, narcotics trafficking, bribery and fraud, to hide them or to make those proceeds appear legitimate. If you handle transactions for clients either directly or indirectly such as processing forms of payment from or to a client, you must familiarize yourself with and adhere to the applicable laws and regulations.

Political Donations and Lobbying

To ensure that we do not breach the law regarding political donations in any country, all political donations, no matter how small or insignificant, made on behalf of the Company (directly or indirectly) must be approved in advance by the CFO. Political donations should not be made on behalf of the Company in countries in which we do not have a presence.

Political donations made by individuals on their own behalf should comply with local laws and regulations.

In the U.S. and other jurisdictions, various federal, state, and municipal laws and regulations impose specific restrictions and rules with respect to political contributions, both those made on behalf of the Company or made by individuals on their own behalf, which can carry significant penalties for the Company for violations. The CFO should be consulted before making any political contributions in the U.S. on behalf of the Company or by individuals on their own behalf.

The Company encourages its Directors, officers and employees to take an active role in public service. However, any participation in this regard is to be undertaken as an individual and not as a representative of the Company and individuals should be mindful that their participation in any outside interest must not prevent them from adequately discharging their duties to the Company.

Lobbying activities generally include attempts to influence the passage or defeat of legislation and it may trigger registration and reporting requirements. In many jurisdictions, the definition of lobbying activity is extended to cover efforts to induce rule-making by executive branch agencies or other official actions of agencies, including the decision to enter into a contract or other arrangement.

You should not engage in lobbying activities on behalf of the Company without the prior written approval of the CFO.

Charitable Donations

We encourage our Directors, officers and employees to contribute personal time and resources to charities and non-profit organizations. However, unless the solicitation is supported by the Company, you are prohibited from using the Company name or Company resources for solicitation of donations.

All requests for corporate gifts to charities and other not-for-profit organizations (e.g., schools, hospitals, libraries, etc.) should be approved in advance by the CFO. Charitable donations made by individuals on their own behalf should comply with local laws and regulations.

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If you are requested by a public official to make a personal donation to a particular charity, please consult with the CFO before agreeing to or making the donation.

10.	COMPLIANCE WITH CODE

Reports and Complaints

Directors, officers, employees and third parties must act in compliance with, and report any violation of, this Code. In most cases, you should report your concern to local or corporate Human Resources, as appropriate in the circumstances.

In the event you do not want to report violations to Human Resources, you can always report a complaint through the Company’s reporting hotline.

Our reporting hotline (the “Reporting Hotline”) is managed by an independent third party called ClearView Connects. The Reporting Hotline allows anyone to call anonymously (if they so choose) to report suspected unethical, illegal or unsafe behaviour. The Reporting Hotline is available toll-free, 24 hours a day, 7 days a week. Reports will be investigated in a fair, unbiased and timely manner, and there is a ‘Sensitive Report’ option that submits your comments directly to the Chair of the Audit Committee. Your identity will be protected. The contact information is as follows:

Website: www.clearviewconnects.com

Mail: ClearView Connects – PO Box 11017, Toronto, Ontario, M1E 1N0

North American Hotline: 1 (866) 608-7287 / European Hotline: 00 800 9643 9643

Directors should promptly report violations to the Chair of the Board, or to the relevant committee Chair.

You will not experience retribution or retaliation for a complaint made in “good faith”.

No retribution or retaliation will be taken against any person who has filed a report based on the reasonable good faith belief that a violation of the Code has occurred or may in the future occur; however, making a report does not necessarily absolve you (if you are involved) or anyone else of the breach or suspected breach of the Code. The Company reserves the right to discipline you if you provide false information or make an accusation you know to be untrue. This does not mean that the information that you provide has to be correct, but it does mean that you must reasonably believe that the information is truthful and demonstrates a possible violation of the Code. If you believe that you have been unfairly or unlawfully retaliated against, you may file a complaint with local or corporate Human Resources or by calling the Reporting Hotline. The person named in the report will be given an opportunity to respond to the complaint or concern in writing and that response will be included in the final record relating to the complaint or concern. For further reference see the Whistleblower Policy which is available on the Company’s website at www.norbord.com.

Disciplinary Action for Code Violations

We will impose discipline for each Code violation that fits the nature and particular facts of the violation. Depending on the nature of the violation you may be disciplined up to and including immediate termination for cause and, if warranted, legal proceedings may be brought against you.

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Acknowledgement of Code

All employees of the Company and third parties will be provided with a copy of this Code. At the commencement of employment and each year thereafter, each employee will be required to acknowledge their receipt and their obligation to comply with the Code. Employee acknowledgements will be retained by the Human Resources department.

In addition, all employees must disclose in writing to the head of their departments all activities, investments or businesses that might create, or reasonably be regarded as creating, an actual or potential conflict of interest with their duties for the Company. Each head of a department must ensure that actions are taken so that there will be no conflicts of interest within his or her department.

Other Company Policies

The following is a list of the Company policies that should be read in conjunction with the Code:

Acceptable Use of IT Resources Policy

Antitrust Policy

Data Protection Policy

Disclosure Policy

Global Mobile Device Policy

Harassment Policy

Privacy Policy

Records Management Policy

Workplace Violence Policy

Whistleblower Policy

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SCHEDULE ACKNOWLEDGEMENT

I acknowledge that I have received a copy of Norbord’s Code of Business Conduct and that I have read it and understand its contents. I acknowledge and accept that my continued employment by Norbord may be dependent upon my compliance with its rules as set forth in the Code of Business Conduct. I also understand that I have an obligation to report any violation of these rules in the manner set forth in the Code of Business Conduct.

Signature of employee

Name of employee

Title

Location

Date

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